Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act") the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Blackstone Private Real Estate Credit and Income Fund, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

BCRED X Holdings LLC

Signature: /s/ Oran Ebel
Name/Title: Oran Ebel, Chief Legal Officer and Secretary of Blackstone Private Credit Fund, its sole member
Date: 06/27/2025

Blackstone Private Credit Fund

Signature: /s/ Oran Ebel
Name/Title: Oran Ebel, Chief Legal Officer and Secretary
Date: 06/27/2025

Blackstone Private Multi-Asset Credit and Income Fund

Signature: /s/ Kevin Michel
Name/Title: Kevin Michel, Chief Legal Officer
Date: 06/27/2025

Blackstone Private Credit Strategies LLC

Signature: /s/ Marisa Beeney
Name/Title: Marisa Beeney, Authorized Signatory
Date: 06/27/2025

Blackstone Credit BDC Advisors LLC

Signature: /s/ Marisa Beeney
Name/Title: Marisa Beeney, Senior Managing Director
Date: 06/27/2025

Blackstone Alternative Credit Advisors LP

Signature: /s/ Marisa Beeney
Name/Title: Marisa Beeney, Senior Managing Director
Date: 06/27/2025

GSO Advisor Holdings L.L.C.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant
Secretary of Blackstone Holdings I L.P. its sole member,
Blackstone Holdings I/II GP L.L.C., its GP
Date: 06/27/2025

Blackstone Holdings I L.P.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant
Secretary of Blackstone Holdings I/II GP L.L.C, its general
partner
Date: 06/27/2025

Blackstone Holdings I/II GP L.L.C.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant Secretary
Date: 06/27/2025

Blackstone Inc.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant Secretary
Date: 06/27/2025

Blackstone Group Management L.L.C.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant Secretary
Date: 06/27/2025

Stephen A. Schwarzman

Signature: /s/ Stephen A. Schwarzman
Name/Title: Stephen A. Schwarzman
Date: 06/27/2025